UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUENT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

The annual general meeting of the shareholders of Alcon, Inc. was held on May 3, 2005, in Zug, Switzerland. At the meeting the shareholders approved the following items proposed for their consideration:

1. The 2004 Annual Report and Accounts of Alcon, Inc. and the 2004 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2. A dividend of CHF 1.18 per share to be paid on May 20, 2005, to shareholders of record on May 9, 2005, at the time and in the manner proposed.

3. Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2004.

4. Re-election of Thomas G. Plaskett and Dr. Wolfgang H. Reichenberger to the Board of Directors for three-year terms of office and election of Cary Rayment to the Board of Directors for a three-year term of office.

5. Re-election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, Switzerland as Group and Parent Company Auditors for a one-year term of office.

6. Re-election of Zensor Revisions AG, Zug, Switzerland as special auditors for a one-year term of office.

Timothy R.G. Sear retired as a director and Chairman of the Board of Alcon, Inc. on May 3, 2005.

In a Board meeting following the Annual General Meeting of the shareholders of Alcon, Inc. on May 3, 2005, the Board of Directors of Alcon, Inc. elected Cary Rayment as Chairman of the Board.

At the May 3, 2005, Board meeting, the Board of Directors of Alcon, Inc. approved an annual cash retainer of $75,000, plus an additional $10,000 for the Audit Committee Chairman, to all members of the Board, except for the Chairman and Chief Executive Officer, for their service to the Company as a director for the period commencing at the Annual General Meeting held on May 3, 2005, and ending at the next succeeding Annual General Meeting. Additionally, the Board approved an award to the non-employee directors of Alcon, Inc. of 3,000 nonqualified stock options to purchase the Company’s common shares at an exercise price of $97.89 per common share, the closing price per share as reported on the New York Stock Exchange on the date of grant. Such options become exercisable Monday, May 5, 2008. A non-employee director is a director who is neither a member of Nestlé’s board of directors nor a full-time employee of Nestlé or Alcon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date:	May 4, 2005	By	/s/ Guido Koller
Name: Guido Koller
Title: Senior Vice-President

Date:	May 4, 2005	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact